Exhibit 12

NORTEL NETWORKS CORPORATION

Computation of Ratio of Earnings from Continuing Operations to Fixed Charges

	Years ended December 31,

(millions of U.S. dollars)	2002	2001	2000	1999	1998

Earnings (loss) from continuing operations before income taxes
as reported in the consolidated statements of operations	(4,063.0)	(27,559.0)	(1,818.0)	319.0	(105.0)

Add (deduct)
Interest expense
— long-term debt	215.0	196.0	86.0	93.0	107.0
— other	41.0	115.0	83.0	71.0	115.0
Interest expense of finance subsidiaries	–	–	–	–	–
Unconsolidated subs	–	–	–	–	–
1/3 of rental expense on operating leases deemed to be interest expense	156.0	252.0	228.0	185.0	143.0
Amortized premiums, discounts and capitalized expenses related to indebtedness	15.0	5.0	1.0	1.0	1.0

Minority Interest	(1.0)	4.0	86.0	26.0	17.0

Undistributed earnings of less than 50% owned associated companies	9.0	134.0	29.0	(41.0)	64.0

Income (loss) as adjusted	(3,628.0)	(26,853.0)	(1,305.0)	654.0	342.0

Fixed charges:
Interest expense
— long-term debt	215.0	196.0	86.0	93.0	107.0
— other	41.0	115.0	83.0	71.0	115.0
Interest expense of finance subsidiaries	–	–	–	–	–
Unconsolidated Subs	–	–	–	–	–
1/3 of rental expense on operating leases
deemed to be interest expense	156.0	252.0	228.0	185.0	143.0

Amortized premiums, discounts and
capitalized expenses related to indebtedness	15.0	5.0	1.0	1.0	1.0

	427.0	568.0	398.0	350.0	366.0

Ratio of earnings from continuing operations
to fixed charges	**	**	**	1.9	**

**	The earnings of Nortel Networks Corporation were inadequate to cover fixed charges for the years ended December 31, 2002, 2001, 2000 and 1998 by $4,055, $27,421, $1,703 and $24, respectively.